Exhibit 99.49

PRESS RELEASE

For immediate release

NOUVEAU MONDE OPENS ITS EUROPEAN OFFICE AS A RESULT OF INCREASED LITHIUM-ION BATTERY ANODE MATERIAL DEMAND

+	Lithium-ion Battery Megafactory capacity expected to grow 480% by 2029 to 2,925GWh, with 20% of this increase expected in Europe

+	Europe, which is rapidly becoming a major global lithium-ion battery and electric vehicle hub, will require enormous quantities of sustainable, environmentally friendly graphite anode material

+	As Nouveau Monde evaluates potential sites for a European battery anode material plant, this sales office will advance our ongoing commercial engagement with battery makers and automotive OEMs

MONTREAL, CANADA, NOVEMBER 5, 2020 – Nouveau Monde Graphite (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce the opening of its first sales office outside of North America, located at 70 Pall Mall in St James’s London, UK. As commercial discussions intensify with European automakers for Nouveau Monde’s battery anode material, this London-based office will allow the Company to readily respond to the growing enquiries from local customers and other stakeholders.

Nouveau Monde’s European hub will be spearheaded by Christopher Shepherd, Director of Nouveau Monde and newly appointed as Vice President, Corporate Development. In addition, the Company would like to officially welcome Jean-Luc Cialdini, as Director of Business Development, Europe. Formerly Global Director of Sales for Imerys Graphite & Carbon in Switzerland and also Director of Sales & Marketing, EU and Board Member, Spain and Poland for Morgan Advanced Materials, Mr. Cialdini has over 25 years of expertise in advanced materials, graphite and polymers for e-mobility, technical textiles, metallurgy, medical devices, composites, filtration, automobile parts, electronic, packaging and aerospace parts. He also has a vast business network in Korea, China, Japan, Europe and the USA.

Nouveau Monde’s European Branch mandate will be primarily to:

+	Advance ongoing commercial engagement with our existing and future European-based customers for our battery anode and other advanced materials;

+	Liaise with European governments, universities and research centres and local stakeholders to solidify our value proposition to the European lithium-ion battery supply chain; and

+	Evaluate potential site selection and engineering partners for an additional battery anode material plant, providing the rapidly expanding European market with an integrated, local and sustainable source of supply.

Eric Desaulniers, President & CEO of Nouveau Monde explains: “The decision to open an office in Europe was driven by intensified discussions that we have been having with a number of Europe-based potential clients. We have witnessed their realities change as they are pressed to secure the raw materials that go into their batteries. With the near-term surge in demand, driven by the EV and renewable energy revolution, these companies are in competition to source dependable, large-scale, sustainable, and ethically produced anode materials. Nouveau Monde has a lot to offer to the European lithium-ion battery material supply chain by becoming one of the most significant and sustainable sources of graphite outside of China and Africa.”

The Lithium-ion Market – Exceptional European Demand Growth

Benchmark Mineral Intelligence (“Benchmark”), the leading market analyst focused on battery minerals and the EV sector, recently forecast global lithium-ion battery megafactory capacity of 2,925 gigawatt hours (“GWh”) by 2029, an increase of 480% from 2019. In Europe alone, growth in capacity is estimated at 228%, with Europe representing close to 20% of the world’s megafactory capacity by 2029 (Benchmark, September 2020). The well-established and rapidly growing European battery and electric vehicle market is shown below.

Image: Nouveau Monde’s potential client base in the EU (Nouveau Monde, Octobre 2020)

About Nouveau Monde Graphite

Nouveau Monde is set to become a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in North America. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the opening of an European office on project economics and (ii) the “About Nouveau Monde Graphite” paragraph which essentially describes Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Nouveau Monde is available in the SEDAR database (www.sedar.com) and on Nouveau Monde’s website at: www.NouveauMonde.ca